SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 21, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date:   November 21, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

21 November 2011

SMITH & NEPHEW PLC

Smith & Nephew plc announces that it has today been informed of the following transactions by a person discharging managerial responsibilities ("PDMR") following the vesting of a conditional share award on 19 November 2011 under the Smith & Nephew Global Share Plan 2010 (the "Plan"):

Name of PDMR	Number of ordinary shares acquired under vesting (i)	Number of ordinary shares disposed	Total holding of ordinary shares following this notification:
G Kelvin Johnson	10,626	4,799	10,390

Notes

(i) The conditional share award was granted under the Plan on 19 November 2010.

(ii) The market value of ordinary shares acquired and sold on 21 November 2011 was 571.3081p per ordinary share.

(iii) The ordinary shares were released in London, UK.

(iv) The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646